SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 27 October 2016

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

27 October 2016
BT GROUP PLC
RESULTS FOR THE SECOND QUARTER TO 30 SEPTEMBER 2016
BT Group plc (BT.L) today announced its results for the second quarter and half year to 30 September 2016.
Financial highlights for the quarter:
●
Reported revenue up 35%, and growth in underlying revenue1 excluding transit adjusted for the acquisition of EE up 1.1%
●
Reported earnings per share down 10%, adjusted2 earnings per share up 4%
●
Underlying EBITDA1 adjusted for the acquisition of EE up 0.9%
●
Non-cash specific item charge of £145m following initial investigation into inappropriate management behaviour in BT Italia
●
Net cash inflow from operating activities of £1,734m, up £489m and normalised free cash flow3 of £894m, up £325m reflects timing of receipts and payments within the year; net debt £9,573m
●
Interim dividend 4.85p, up 10%
●
Outlook unchanged
Operational highlights for the quarter:
●
Mobile pay monthly net additions of 280,000, with sustained low churn
●
65% retail share of total broadband net additions at 76,000, with retail fibre broadband net additions at 216,000
●
Openreach achieved 440,000 fibre broadband net additions, including >50% from external service providers for first time
●
Over 1,000 new UK-based customer service roles in Consumer in the second half to answer 90% of calls in the UK
●
Good progress clearing long tail of outstanding Ethernet orders in Openreach
●
Openreach ahead on all 60 minimum service levels and on track to halve missed appointments this year
Gavin Patterson, Chief Executive, commenting on the results, said:
“This is a positive set of results, both operationally and financially, and we remain on track to achieve our full year outlook. We’ve made good progress on the integration of EE and the delivery of our synergy targets. Our consumer facing lines of business have performed well, but in the enterprise space, UK public sector continues to be a challenging market. Across the group, we continue to drive cost reduction and productivity improvements. Customer experience remains a key priority, and we’re stepping up our investments in the second half of the year. And we’ll continue to invest in our ultrafast and 4G plans in 2017 and beyond. Ofcom’s consultation on the Digital Communications Review closed earlier this month; we’ve submitted our response and will continue to engage with Ofcom to reach the best outcome for the UK.”
	Second quarter to 30 September 2016		Half year to 30 September 2016
	£m	Change4	£m	Change4
Reported measures
Revenue	6,007	35%	11,782	34%
Profit before tax	671	5%	1,388	9%
Basic earnings per share	5.7p	(10)%	11.6p	(6)%
Interim dividend			4.85p	10%

Adjusted measures
Change in underlying revenue1 excluding transit adjusted for the acquisition of EE		1.1%		0.8%
Adjusted2 EBITDA	1,888	31%	3,706	28%
Change in underlying EBITDA1 adjusted for the acquisition of EE		0.9%		(0.4)%
Adjusted2 profit before tax	873	24%	1,675	20%
Adjusted2 basic earnings per share	7.2p	4%	13.8p	1%
Normalised free cash flow3	894	£325m	1,342	£667m
Net debt			9,573	£3,654m
1 Excludes specific items, foreign exchange movements and disposals and is calculated as though EE had been part of the group from 1 April 2015.  This differs from how we usually adjust for acquisitions as explained on page 3
2 Before specific items, which are defined on page 3
3 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
4 The results for the period include EE which we acquired on 29 January 2016. Unless referred to as underlying adjusted for the acquisition of EE, comparatives do not include EE

GROUP RESULTS FOR THE SECOND QUARTER AND HALF YEAR TO 30 SEPTEMBER 2016

	Second quarter to 30 September		Half year to 30 September
	2016	2015	Change1	2016	2015	Change1
	£m	£m	%	£m	£m	%
Revenue
- reported	6,007	4,459	35	11,782	8,819	34
- adjusted2	6,053	4,381	38	11,828	8,659	37
- change in underlying revenue3 excluding transit adjusted for the acquisition of EE			1.1			0.8
EBITDA
- reported	1,739	1,436	21	3,524	2,878	22
- adjusted2	1,888	1,442	31	3,706	2,891	28
- change in underlying EBITDA3 adjusted for the acquisition of EE			0.9			(0.4)
Operating profit
- reported	870	813	7	1,800	1,627	11
- adjusted2	1,019	819	24	1,982	1,640	21
Profit before tax
- reported	671	642	5	1,388	1,274	9
- adjusted2	873	706	24	1,675	1,400	20
Basic earnings per share
- reported	5.7p	6.3p	(10)	11.6p	12.4p	(6)
- adjusted2	7.2p	6.9p	4	13.8p	13.6p	1
Interim dividend				4.85p	4.40p	10
Capital expenditure	802	629	28	1,579	1,287	23
Normalised free cash flow4	894	569	57	1,342	675	99
Net debt				9,573	5,919	£3,654m

Line of business results2
	Revenue			EBITDA			Free cash flow4
Second quarter to	2016	20155	Change	2016	20155	Change	2016	20155	Change
30 September	£m	£m	%	£m	£m	%	£m	£m	%
Consumer	1,251	1,129	11	252	205	23	90	56	61
EE	1,277	-	n/m	282	-	n/m	135	-	n/m
Business and Public Sector	1,177	1,026	15	387	321	21	306	254	20
Global Services	1,409	1,212	16	132	113	17	58	35	66
Wholesale and Ventures	522	575	(9)	204	175	17	155	108	44
Openreach	1,273	1,267	0	630	646	(2)	456	327	39
Other	1	0	100	1	(18)	(106)	(306)	(211)	45
Intra-group items	(857)	(828)	3	0	0	n/m	0	0	n/m
Total	6,053	4,381	38	1,888	1,442	31	894	569	57

1 The results for the period include EE which we acquired on 29 January 2016. Unless referred to as underlying adjusted for the acquisition of EE, comparatives do not include EE
2 Before specific items, which are defined on page 3
3 Excludes specific items, foreign exchange movements and disposals and is calculated as though EE had been part of the group from 1 April 2015.  This differs from how we usually adjust for acquisitions as explained on page 3
4 Before specific items, pension deficit payments and the cash tax benefit of pension deficit payments
5 Certain line of business results have been restated. See Note 1 to the condensed consolidated financial statements
  n/m = not meaningful

Notes:

1.
Our commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items. Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items. This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group’s results in this way is relevant to the understanding of the group’s financial performance as specific items are those that in management’s judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable with similarly titled measures used by other companies. Reported revenue, reported operating costs, reported operating profit, reported profit before tax, reported net finance expense and reported EPS are the equivalent unadjusted or statutory measures. Reconciliations of reported to adjusted revenue, operating costs and operating profit are set out in the Group income statement. Reconciliations of underlying revenue excluding transit adjusted for the acquisition of EE, underlying operating costs excluding transit adjusted for the acquisition of EE, EBITDA, underlying EBITDA adjusted for the acquisition of EE, net debt and free cash flow to the nearest measures prepared in accordance with IFRS are provided in the notes to the condensed consolidated financial statements and in the Additional information.

2.
Trends in underlying revenue excluding transit adjusted for the acquisition of EE, underlying operating costs excluding transit adjusted for the acquisition of EE, and underlying EBITDA adjusted for the acquisition of EE are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to long-term sustainable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items. We exclude transit from the trends as transit traffic is low-margin and is affected by reductions in mobile termination rates. Given the significance of the EE acquisition to the group, in 2016/17 we are calculating underlying revenue excluding transit adjusted for the acquisition of EE, underlying operating costs excluding transit adjusted for the acquisition of EE and underlying EBITDA adjusted for the acquisition of EE (see note 3), as though EE had been part of the group from 1 April 2015. This is different from how we usually adjust for acquisitions, and is the basis for our 2016/17 outlook.

3.
We have prepared and published historical financial information adjusted for the acquisition of EE (previously described as pro forma historical financial information) for the eight quarters ended 31 March 2016 for the group and by line of business under our new organisational structure, to illustrate the results as though EE had been part of the group from 1 April 2014. This historical financial information adjusted for the acquisition of EE shows EE’s historical results adjusted to reflect BT’s accounting policies. In the consolidated group total, we’ve eliminated historical transactions between BT and EE as though they had been intercompany transactions. We’ve not made any adjustments to reflect the allocation of the purchase price for EE. And all deal and acquisition-related costs have been treated as specific items and therefore don’t impact the published information.

Enquiries

Press office:
Ross Cook	Tel: 020 7356 5369

Investor relations:
Carl Murdock-Smith	Tel: 020 7356 4909

We will hold the second quarter and half year 2016/17 results presentation for analysts and investors in London at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

We are scheduled to announce the third quarter results for 2016/17 on Friday 27 January 2017.

About BT

BT’s purpose is to use the power of communications to make a better world. It is one of the world’s leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services. BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

For the year ended 31 March 2016, BT Group’s reported revenue was £19,042m with reported profit before taxation of £3,029m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/5689N_-2016-10-26.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 27 October 2016